20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

August 14, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: John Reynolds

Re:	20/20 GeneSystems, Inc.

Amendment No. 3 to

Offering Statement on Form 1-A

Filed August 1, 2018

File No. 024-10816

Dear Mr. Reynolds:

We hereby submit the responses of 20/20 GeneSystems, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 24, 2018, providing the Staff’s comments with respect to Amendment No. 3 to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Summary, page 1

1.	We note your response to comment 2 and revised disclosure on page 18 about exclusive forum and waiver of jury trial. You state that “it is possible that a judge would find these provisions unenforceable.” Please further clarify whether there is a question as to the enforceability of the jury trial provision and specifically address why you believe the provision is enforceable under federal and state law.

Response: We have revised the subscription agreement for the offering to remove the exclusive forum and waiver of jury trial provisions. We have revised the Offering Statement to make conforming changes that reflect the removal of these provisions from the subscription agreement.

2.	We note your response to comment 4. Please further address the differentiation between being a primary purchaser and a secondary purchaser in your offering and provide further details as to how this will be implemented and impact shareholders. As non-exclusive examples, please address whether the provision will essentially create two classes of shareholders with different rights and how the differences will impact a single purchaser who may buy shares in both the primary offering and the secondary market. Please consider an additional risk factor as necessary.

Response: We have revised the subscription agreement for the offering to remove the exclusive forum and waiver of jury trial provisions. Accordingly, the additional disclosure requested in comment 2 is no longer applicable.

U.S. Securities and Exchange Commission

August 14, 2018

3.	We note your revised disclosure on page 6 and response to comment 5. Please revise to clarify “online chat or commentary functions.” For example, it is unclear which members of management, if any, will answer all questions in online chat or commentary functions.

Response: We have revised the Offering Statement to refer to “senior management,” rather than “officers and other management.” Furthermore, we hereby confirm to you that only senior members of our management team will answer questions about the Company that are posted on online chat or commentary functions.

4.	In addition to the foregoing comments, we received from you a verbal comment indicating that our counsel should file a signed copy of its opinion as an exhibit to the Form 1-A.

Response: A signed copy of the opinion of Bevilacqua PLLC has been filed as Exhibit 12.1 to the Offering Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.